DREYFUS VARIABLE INVESTMENT FUND
                         200 Park Avenue
                    New York, New York  10166



                                        February 2, 1996



Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C.  20549

     Re:  Dreyfus Variable Investment Fund
          Registration Statement on Form N-1A
          (Registration Nos. 811-7502; 33-13690)

Ladies and Gentlemen:

     Pursuant to Rule 477 of the General Rules and Regulations under the Securities Act of 1933, as amended, Dreyfus Variable Investment Fund (the "Fund") desires to withdraw, and hereby requests that the Commission withdraw, Post-Effective Amendment No. 14 to the above-referenced Registration Statement (the "Amendment"). The Amendment was filed with the Commission on December 21, 1995 pursuant to Rule 485(a)(2) under the Securities Act of 1933, as amended, for the purpose of adding three new series to the Fund. The Fund believes that withdrawal of the Amendment would be consistent with the public interest and the protection of investors since the Fund has not made a public offering of shares of any of the three new series and the Amendment has not become effective.


                         Very truly yours,

                         DREYFUS VARIABLE INVESTMENT FUND



                         By:   /s/ Eric B. Fischman
                              Eric B. Fischman
                              Vice President

cc:  Mr. Mark C. Amorosi